

Mail Stop 7010

August 14, 2006

Mr. Charles L. McNairy
Avatar Holdings Inc.
201 Alhambra Circle
Coral Gables, Florida 33134

> **RE:** **Avatar Holdings Inc.**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 15, 2006**
> **File #1-7395**

Dear Mr. McNairy:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Jennifer Thompson, Staff Accountant, at (202) 551-3737 or, in their absence, to the undersigned at (202) 551-3768.
.

Sincerely,

John Cash
Accounting Branch Chief